UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of Issuer:

    Cornbread CBD, PBC

Legal status of Issuer:

    Form:

        Other: Public Benefit Corporation

    Jurisdiction of Incorporation/Organization:

      Kentucky

    Date of Organization:

      01/31/2019

Physical Address of Issuer:

4612 SCHUFF AVE
LOUISVILLE, KY, 40213

Website of Issuer:

    https://www.cornbreadhemp.com/?srsltid=AfmBOoqXR9vhqg2HvR0QJfbPHwFp6wrRlf8xm8M3E-tFjHhM20ox9h8M

Current Number of Employees:

    106

Reason for Termination of Reports:

The Issuer is eligible to terminate its ongoing reporting obligations under Rule 202(b)(2) of Regulation Crowdfunding.

The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Eric Zipperle

(Issuer)

By:

Signed by:

Eric Zipperle

21AF7544024549E...

(Signature)

Eric Zipperle

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

2240CB6FE7A14F7...

(Signature)

James Higdon

(Name)

vice president

(Title)

4/29/2026

(Date)

Signed by:

Eric Zipperle

21AF7544024549E...

(Signature)

Eric Zipperle

(Name)

CEO

(Title)

4/29/2026

(Date)

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.